Exhibit 99.1

9M 2006 results Endesa's greater value 25 October, 2006

Endesa's greater value o Excellent results across all businesses o Interim dividend in line with the strong increase of results o Achieving targets beyond commitments o Project portfolio guarantees future growth

Excellent 9M 2006 results RESULTS SUMMARY 9M 2005 9M 2006 Change 30.09.06 Change 4,399 3,106 -814 12,643 6,498 Sales Gross margin EBITDA EBIT Net financial expenses (euro)M Net income 1,556 31.12.05 +25% +32% -10% +17% +20% 5,479 4,109 -736 14,847 7,819 2,508 +61% 1.12x +0.171.29x Leverage

Strong growth across all businesses RESULTS SUMMARY EBITDA: (euro)5,479M Latam Europe +25% +26% +27% +23% 54% 16% 30% EBIT: (euro)4,109M +32% Europe +35% 17% Latam +35% 32% +29% 51% Spain and Portugal Spain and Portugal 33Net income: (euro)2,508M +61% +43% 60% Europe +51% 17% Latam +119% 16% Other 7% Spain and Portugal

Results exceed targets RESULTS SUMMARY EBITDA performance (euro)M 5,479 7,100 6,930 1,621 4T05 9M 06 Last 12 months 2006 target 44EBITDA in the last 12 months, above target for whole year 2006 ((euro)6,930M)

Efficiency Improvement Plan ahead of schedule RESULTS SUMMARY Increase in annual EBITDA due to Efficiency Improvement Plan (euro)M 300 670 181 189 370 Incremental growth 9M 06 o Europe: (euro)49M o Latin America: (euro)12M o Spain and Portugal: (euro)128M 2005 2006 Up to 2009 Total 2009 55Efficiency improvements in 9M06 above 2006 target ((euro)370M vs. (euro)292M)

RESULTS SUMMARY

Significant progress in Disposals Plan

Disposals of non-core assets


€M
378
280
105
763
5% Auna
Real estate assets
49% NQF and others
Total

Bolonia

Exceeding 2006 targets:

- Disposal of real estate assets in Palma de Mallorca completed:
  - Value: €240M
  - Cash: €213M
  - Endesa maintains 45% of the potential additional value
  - Final value 1,8x higher than initial expectations (as announced to the market)
- Capital gains associated with the disposal of real estate assets: €187M

Accumulated net capital gains as of September 2006: €396M

6

Interim dividend in line with the strong growth of results Interim dividend 2006 dividend commitment (1) (euro)/share 0.50 0.305 2005 2006 +64% o Dividend growth from ordinary activities: >12% o Dividend from disposals: >0,3 (euro)/share o Total dividend >1,6(euro)/share (1) Dividend policy to be approved at General Shareholders' Meeting

Spain and Portugal 9M06 results

SPAIN AND PORTUGAL Strong growth in results Sales Gross margin EBITDA EBIT Net financial expenses (euro)M 9M 2005 9M 2006 Change 2,380 1,634 -356 6,175 3,659 Net income 1,051 +23% +29% -9% +17% +19% 2,926 2,112 -324 7,235 4,339 +43%1,503

SPAIN AND PORTUGAL

Strong EBITDA growth


EBITDA
€M
+23%
2,380
2,926
1,617
763
2,062
864
Historical non-mainland deficit (€227M)
Generation + Supply
Distribution
9M 05
9M 06

Highlights

- **Generation and Supply:** Positive results
  - Competitive mix and portfolio optimization
  - Active management of CO_2
  - Growing value of our customer portfolio
- **Progress in Capacity Plan**
- **Distribution:** Operational improvements and increase in quality of supply
- **Regulation:** Good progress and bright outlook

10

SPAIN AND PORTUGAL

Provisional impact of RDL 3/2006

Period	Generator Sales			€M
January - February			Deduction of the value of the assigned emission rights for the period	-121
3 March - Sept	42,501 (1)			
	16,592	Generation matched with distribution	▪ 46% of distribution purchases ▪ Provisional price: €42.35/MWh ▪ Final price adjustable during the year according to market prices	-254
	4,039 (2)	Sales to pool	▪ No impact	0
	21,869	Bilateral agreements with supplier	▪ Price negotiated with final customer at market value. No impact.	0

Generator Sales

Provisional impact: -€375M

Lower relative impact than competitors

(1) *Ordinary regime sales from 3/3/2006*
(2) *Unmatched daily and intraday sales + sales to rest of markets*

11

SPAIN AND PORTUGAL Competitive mainland fuel costs Endesa Rest of the sector (e) (euro)/MWh (euro)/MWh +8.7% 23.6 16.1816.16 21.7 +0.1% 9M05 9M06 9M05 9M06 o Good evolution of fuel cost, despite rise in market prices o Stronger competitive position in terms of both price and mix Note: Ordinary mainland system fuel costs

SPAIN AND PORTUGAL Competitive generation portfolio Mainland data Generation mix Utilization rate of thermal vs. rest of the sector capacity (1) vs. rest of the sector 42% 33% 58% 67% Hydroelectric + Nuclear Thermal 61% 73% ENDESA Rest of the sector ENDESA Rest of the sector o Most competitive and efficient generation portfolio in the sector o Efficient use of the generation portfolio (1) Does not include fuel-oil

SPAIN AND PORTUGAL Active management on CO2 emissions cost Key player in the CO2 Key player in developing CDM market projects ERPA contract signed projects LoI signed and closed price Projects under negotiation Volume (k tCO2) 71.9 MtCO2e 25.1 MtCO2e 104.1 MtCO2e CO2 Volume CO2 Price 35 400 30 350 300 25 250 Price ((euro)/tCO2) 20 200 15 150 10 100 5 50 0 0 ene-06ene-06ene-06feb-06feb-06mar-06mar-06 abr-06abr-06abr-06may-06may-06jun-06jun-06jul-06jul-06jul-06 ago-06ago-06sep-06sep-06oct-06oct-06 Total : 201.1 MtCO2e o Endesa participates in 132 projects through which it expects to cover between 30 and 50% of its needs in phase I and II, respectively o Hedging strategy is first and foremost (purchases made as needed) o Active management when prices are low

SPAIN AND PORTUGAL Unlocking the value of the customer portfolio Generation revenue via sales to: Margin from other activities (1) Pool (bilateral with Deregulated market distribution) 59.79 ((euro)M) 88 (euro)/MWh 53.05 42.35 RDL 3/2006 Underlying DM Underlying sales 9M06 renewals Underlying -21 energy price 33.8 44.5 51.2 9M05 9M 06 ((euro)/MWh) o Unlocking the customer portfolio: hedge against wholesale price volatility and a lever for other businesses o Renewal and signing of new contract at a price equivalent to (euro)60/MWh (+(euro)18/MWh higher than RDL 3/2006) o Average sale price increase +14% (1) Gas and other value added services

New installed capacity in 2006 SPAIN AND PORTUGAL Progress in 9M06 MW 400 o Colon, already operational CCGTs o By year-end 2006, completion of: Renewables o 15 wind farms in Spain: 321 MW 158 o Gas turbines of CCGTs: Ca<180>s Tresorer, Barranco de Tirajana and Granadilla: 303 MW Non 424 mainland o Diesel groups in Canary Islands (64 MW) and Ceuta (12 MW) and gas turbines in Canary Islands (45 MW) o 5 wind farms in Portugal: 23 MW o Mini-hydro Rialb: 34 MW o Cogeneration in Portugal: 4 MW New capacity in 9M 06: 982 MW + As Pontes transformation (Group 3, 367 MW) New installed capacity by the end of 2006: 1,320 MW + As Pontes adaptation to imported coal (Group 3, 367 MW)

SPAIN AND PORTUGAL Progress in Capacity Plan for 2007-2009 Plan 2007-2009 MW 800 2,000 730 1,400 2,800 CCGTs Non- mainland Renew- ables o Puentes: 800 MW, 1Q07 o Connection point awarded (800 MW) in Tejo (50%50%) with International Power o CCGT: 478 MW o Diesel groups: 125 MW o Gas turbines: 127 MW o Currently in progress 3wind farms in Spain andPortugal: 868 MW o More than 6,000 MW in portfolio o Portugal: Provisionallyawarded 1,200 MW of wind power to "Eolicasde Portugal" (Endesa 30% stake) 4,930 MW + Completion of As Pontes transformation (Groups 1 and 2, 734 MW)

SPAIN AND PORTUGAL Distribution: operational improvements and increase in quality of supply 9M06 EBITDA improvement, as a result of implemented investment plans o 72% of the Distribution EBITDA improvement, result of investments made o 56% due to efficiency improvements o Reduction of losses o Costs optimization o 16% due to higher retribution of transmission investments 56 (euro)M Costs Margins 72 37 16 29 19 Efficiency Plan Transmission Other Distribution renumeration EBITDA improvement Sales and quality of service 3:47 CAGR 3:25 108.0 85.1 92.0 96.1 101.3 2:11 1:48 2:52 2002 2003 2004 2005 2006 (e ) Sales (TWh) SAIDI (h:min) 6.1% CAGR -17.0%

SPAIN AND PORTUGAL Regulation: Positive developments in 9M06 and bright outlook Regulatory developments in 9M06 o 2006 Effective tariff: +9.1% o NAP: Improvement over Strategic Plan's hypothesis o Non-mainland: Approval of methodology for recognising costs and investments Areas under development leading to a fully deregulated market o Reform of the "pool" and promotion of forward contracting o Market solutions for large customers o Definition of a stable distribution framework o Adaptation of remuneration for renewables/CHP o Elimination of regulated tariffs Improved regulatory outlook vs that envisaged Strategic Plan

SPAIN AND PORTUGAL Clearly achieving improved targets EBITDA 4,590 (euro)M +15% 3,750 3,266 +23% 2,926 2,380 First ninemonths 2005 2006 Target 2009 Target

Europe 9M06 results

EUROPE Results underscore strength of European business 9M 2005 9M 2006 Change 702 515 -44 2,798 944 Sales Gross margin EBITDA EBIT Net financial expenses (euro)M 283Net income +27% +35% -14% +11% +20% 890 693 -38 3.113 1.137 +51%426 (1) (1) Includes (euro)118M from asset revaluation in 2006.

EUROPE Strong EBITDA growth EBITDA 890 M(euro) Trading and Snet Endesa Italia other 702 +27% 561 739 147 136 5 4 9M 05 9M 06 Highlights o Italy: o Increased output and margins o Progress made on regasification projects and new capacity (CCGTs and renewables) o Significant progress in supply o France: o Sharp growth in sales o Considerable progress in Snet's Industrial Plan o ENDESA Trading: o Sharp growth in activity and EBITDA

EUROPE Endesa Italia: Increased output and higher margins Output and purchases (GWh) Breakdown of sales (GWh) 8,976 205,605 +8% 24,914 23,153 24,914 23,153 8,318 19 5,824 Purchases Supply and large customers 28% 25% 55%52% "Adquirente Unico" 20%20% Pool Wind CCGT Hydro Coal Fuel Gas 2,796 3,714 4,376 4,783 1,820 1,816 9M 05 9M 06 9M 05 9M 06 o Output: +11%, due to higher utilization of plants o Generation unit margin: +22% o Significant progress in supply

EUROPE Italy: Progress in Capacity Plan New capacity in 2006 Plan 2007-2009 MW CCGTs Renewables 400 400 289 o Construction of Scandale (Jul 08) 800 o Construction of Tavazzano 9 (2009) Committed wind farms: 216 MW o 1,089 MW of new capacity expected for 2007-09 o Acquisition of Teverola and300 Ferrara to Merloni group 56 o Iardino, Montecute o Idas (56 MW) comes on stream end October 2006 o 356 MW added in 9M06 o 412 MW by year-end

Italy: Advances at the Livorno regasification terminal EUROPE o Endesa stake: 25.5% o Joint control with towns of Genova and Livorno o 4 bcm/pa capacity (50% for Endesa) o All authorisations have been obtained o Contracts in place with potential gas suppliers o Due to come on stream: July 2008 Target shareholder structure ASA (Genova) AMGA (Livorno) 6%44% 50% NEWCO Other 49% 51% OLT Offshore LNG Toscana

EUROPE Snet: Increased sales and margins Output and purchases (GWh) Breakdown of sales (GWh) +24% 13,888 11,161 13,888 44% 36% 15% 32% 31% 24% 10% 8% 11,161 7,081 7,023 6,865 4,080 Output Purchases EdF contract Forward & day ahead market Supply Poland Unitary margin: 20(euro)/MWh 9M05 9M 06 9M05 9M 06 2727 o Significant developments on the supply side: Auchan (400 GWh in 2006) and SNCF (6,600 GWh in 2007-11) o Growing contribution from sales not linked to the EdF contract

EUROPE

France: Start up of Industrial Plan

French Market

- Lack of semibase and peak capacity due to higher demand and GIC Directive
- Existence of gas and access infrastructure
- Growing forward prices of ~€55 /MWh (base) and ~€85 /MWh (peak) in 2007
- Organized wholesale markets
- Price convergence with rest of European markets

Evolution of conventional thermal capacity in the French market


21.4 GW
Existing
Repowering
2.6 GW
Fuel Oil
Coal
4.5 GW
19.6 GW
6.0 GW
Fuel oil
< 1,000 h/a (1)
31/12/2005
2006-2009
2008-2015
2008-2015

First mover advantage obtaining authorizations ahead of competitors

(1) Operation limited to < 1,000 hrs/pa due to application of European Directive on Large Combustion Plants (GIC)

28

France: Start up of Industrial Plan EUROPE Capacity Plan MW o All authorisations have been obtained o Emile Huchet 2x400 MW o Second authorised CCGT in France Jul-09 800 o Own site o Investment: (euro)400M CCGTs 400 o Lacq: 800 MW 2009+ 800 o Lucy/Hornaing: 400 MW Interconnections and sites Average of net commercial flow (MW) 2007 64 o Farms committed (1) 2009 Wind 2009 + 136 o Others Hornaing Lacq Emile Huchet Lucy 738 2,325 1,204 1,310 2,209 1,097 292940% of Industrial Plan already secured (1) Lehaucourt 10MW 1H07, Ambon 10 MW 2H08, Cernon 18 MW 2H09, Kirgrist 26MW 2H09

EUROPE Trading: Increase in activity Trading EBITDA: (euro)26M +30% Additional contributions: -Endesa Italia: (euro)25M -Snet: (euro)8M o Supply platform o Access to interconnections o Energy management backed by physical assets (Bialystok, 330 MW) 144 GWh 304 GWh 1,249 GWh 509 GWh 1,224 GWh 100 GWh 449 GWh 125 GWh Physical assets Virtual assets Interconnection 509 GWh

EUROPE Clearly achieving improved targets EBITDA (euro)M 1,370 +24% 1,100 887 +27% 890 702 First nine months 2005 2006 Target 2009 Target

Latin America 9M06 results

LATIN AMERICA Strong growth in results 9M 2005 9M 2006 Change(euro)M Sales Gross margin EBITDA EBIT Net financial expenses Net income excl. minorities Net income (1) 1,323 964 186 -362 3,670 1,893 +26% +35% +119% +3% +23% +24% 1,663 1,304 408 -374 4,499 2,343 471 +100%942 (1) Includes impact of (euro)101M for the tax credit from the Chilectra-Elesur merger (+65% excl. this effect). Includes (euro)12M of net capital gains for sale of Ampla generation business (60 MW). Gross capital gains: (euro)30M

LATIN AMERICA Sustained and profitable organic growth EBITDA 1,663 Transmission -54 and other 1,323 +26% 613 902 815 702 (euro)M 8 Distribution Generation 9M05 9M06 Highlights o Operating growth in output 8.2% and sales 5.2% in all countries and stable exchange rates o Generation: Improved price and mix mainly in Chile o Distribution: Increased margins especially in Brazil o Progress in Capacity Plan o Significant cash returns to parent company

Strong growth in output and sales LATIN AMERICA Output (GWh) Sales (GWh) +8.2% +5.2% 46,364 42,870 9M069M05 +12% +8% +7% +8% +4%5,061 5,271 8,855 9,577 13,778 14,693 3,3793,130 12,046 13,444 43,175 41,033 Argentina 9M069M05 +5% +5% +4% +6% +7% 3,356 3,605 7,469 7,917 8,847 9,235 10,863 11,396 10,498 11,022 Brazil Chile Colombia Peru 3535CAGR +3.5% CAGR +5.0% Strategic Plan

LATIN AMERICA Improved generation price and mix mainly in Chile EBITDA Generation ((euro)M) Generation margin 902 2004-2009 (US$/MWh) +29% 96 Argentina 114 111 171 168 250 435 97 92 70 Brazil Strategic Plan CAGR +4.5% 702 +21.8% 25.1 Chile 20.6 Colombia Peru 9M05 9M 06 9M05 9M06 3636 o Output growth: +8.2% o Increased wholesale prices in Chile due to: -Limited gas supply and high crude oil prices -Tight reserve margins o Lower fuel costs due to better output mix

LATIN AMERICA High EBITDA growth in distribution, especially in Brazil EBITDA Distribution ((euro)M) Distribution margin (US$/MWh) +33% 815 35 Argentina Plan Strategic 2004-2009 CAGR +2.6% 613 139 202 41 +17.8% 160 344 Brazil 35.9 30.5 54 63 177 213 Chile Colombia Peru 9M05 9M06 9M05 9M06 3737 o Sales growth: +5.2% o Better distribution unit margin due to: -Increased demand and better pass-through in Brazil -Operational improvements: reduction in energy losses especially inBrazil, service quality improvements consolidated (interruption timeimproved)

LATIN AMERICA Progress in Capacity Plan New Capacity in 2006 MW Gas 186 o Acquisition of Termo Cartagena (186 MW) Colombia o Etevensa (2x86MW) CCGT Peru 172 +358 MW in 2006 Plan 2007-2009 o 2007: 276 MW, Chile o Endesa Eco (renewables): 24 MW o Palmucho (hydro): 32 MW o San Isidro (CCGT): 220 MW (gas turbine to open cycle with diesel) o 2008: 87 MW, Chile o San Isidro (CCGT): +87MW (combyned cycle with diesel) o 2009: 70 MW, Chile o San Isidro (CCGT): +70MW (377 MW total) (combyned cycle with LNG from Quintero LNG Regasification Plant)

Progress in Capacity Plan: The Aysen Project LATIN AMERICA Plant El Salto Baker 1 Pascua 2 Baker 2 Pascua 1 Total o Shareholders: o Endesa Chile:51% o Colbun: 49% o Investment (2): ~ USD2,100M Project o Timetable: o 2005-2006: Technical and environmental studies o 2005-2008: Permits and licenses o 2008-2018: Construction MW (1) 25 2013 650 2013 900 2015 350 2018 430 2017 2,355 Operational Santiago High voltage Transmission 2,000 kms Aysen (1) Provisional technical studies (2) Requieres USD 1,500 M third party invesments for transmission

Cash returns in line with the Strategic Plan targets LATIN AMERICA Total 308 125 433 o 43% of Strategic Plan's targets met (US$1,000M) o Underway, new capital reduction in Colombia for US$145M (approx. US$39M return cash flow to Endesa International) o In progress, collection of approx. US$ 26 M of recovery of negative taxable income from previous years US$ Mill 2005 9M 06 Total Dividends and interest 86 71 157 Capital Reductions and others 195 54 249 Disposals 27 27

LATIN AMERICA Clearly achieving improved targets EBITDA 2,370 (euro)M +11% 2,080 First nine months 1,878 1,663 +26% 1,323 2005 2006 Target 2009 Target

Financial analysis 9M06 results

FINANCIAL ANALYSIS Positive cash flow in all businesses Yoy change in + 12% +6% +19% Cash Flow 1,876 (euro)M Cash flow Capex Cash flow Capex Cash flow Capex 911 531 601 165 1,549 Spain and Portugal Europe Latin America

Evolutionofdebt FINANCIAL ANALYSIS By (euro)M 722 +15% 18.281 3,318 Latam Europe Spain, Portugal and others 10,886 13,731 15,450 1,286 349 6,109 By business company 21,016 21,016 5,780 730 4,836 Enersis 16,809 E. Italia 3,385 2, 1,505 Spain, Portugal and rest Net debt excluding Net debt at Cash Investments Dividends Exchange WC and Net debt at Net debt at regulatory items at31/12/05 Flow + disvestments rate other 30/09/06 30/09/06 30/09/06 4444Net debt excluding regulatory items: (euro)16,809M

Recognised regulatory receivables of more than (euro)4,200 M FINANCIAL ANALYSIS (euro)M 1,281 22 4,207 1,194 1,710 (1) 2005 Mainland 9M06 Mainland Non-mainland CTCs Italy Total deficit (1) deficit deficit 2001-2006 o Transferred collection rights on 2005 Mainland Deficit o Payment expected by November 2006 (1) According to RD 809/2006 of 30 June + accrued interest - already cashed in.

FINANCIAL ANALYSIS Favourable debt structure in a context of rising interest rates Debt structure o Debt structure: (euro)21,016M (euro)21,016M o Fixed-rate or hedged debt: 68% o Debt in currency in which cash flow is generated US$ 13% Chilean Peso 4% Other 6% o Average cost of debt: 5.49%: Floating 32% o Endesa excl. Enersis: 4.11% o Enersis: 9.27% o Average life of debt: 5.1 years o Liquidity at Endesa: o Endesa excl. Enersis: (euro)6,159M o Enersis: (euro)1,317M Fixed 59% Euro 77% Hedged 9% Debt by type of Debt by currency interest

Conclusions 9M06 results

CONCLUSIONS Clearly achieving improved targets EBITDA 8,330 (euro)M +15% 6,930 6,020 +25% First nine months 4,399 5,479 2005 2006 target 2009 target

Net Income Clearly achieving improved targets 49499M 2005 9M 2006 M(euro) First nine months +61% 1,556 2,508 Full year 2005 Target 2006 Target 2009 Results from asset sales Results excluding asset sales 1,341 1,841 3,182 480 120 2,420 2,880 2,900 3,000

CONCLUSIONS In sum, over the past year o Strategic Plan targets consistently exceeded o Active management of the businesses: growth and efficiency Endesa's o Future growth projects greater value already underway o Maximisation of shareholder value

Back-up

Generation business in Spain and Portugal SPAIN AND PORTUGAL Endesa's mainland generation business (GWh) 57,303 59,376 -3.5% 1,770 881 5,605 1,569 Renewable/CHP 2,029 17,806 5,541 27,216 25,700 CCGT 5,641 Fuel-oil -6.9% Coal +1.9% Hydro Nuclear 16,835 6,085 9M05 9M06

SPAIN AND PORTUGAL Competitive mainland fuel costs Breakdown of mainland unit fuel Breakdown of impact on fuel costs cost 9M05 9M06 % chg 28.0 33.2 18.6% 23.1 22,3 -3,5% 19.3 19,5 1.2% 51.2 81.0 58.3% 16.2 0.1%16.2 25.1 26.0 3.6% (euro)M +54 -89 (euro)/MWh 934 CCGT (1) 899 Increase in Domestic coal (2) raw material Decline in Imported coal prices thermal output Fuel Average conventional thermal output Total average 9M05 9M06 Moderation in fuel prices despite international price trends (1) (euro)24.2 (euro)/MWh and (euro)29.4/MWh excluding ATR, as of 9M05 and 9M06, respectively (2) Net of coal premiums. Gross cost was (euro)23.8/MWh in both 2006 and 2005. Includes imported coal consumed by domestic coal plants.

SPAIN AND PORTUGAL Competitive mainland fuel costs 27,5 25,5 23,5 21,5 19,5 17,5 15,5 13,5 11,5 9,5 7,5 Fuel costs -quarterly performance ((euro)/MWh) Rest of sector (e) (excl. Endesa) Iberdrola (e) Endesa 1Q04 2Q04 3Q04 4Q04 1Q05 2Q05 3Q05 4Q05 1Q06 2Q06 3Q06 Endesa has the most competitive fuel cost in the sector

Capacity (MW) (1) Output (GWh) (1) Growth in renewables/CHP SPAIN AND PORTUGAL 1402021,2301,4015465192382,119 +8% 2,298 4394384121,7012,0051,9281,8164044,481 4,664+4% Cogen Wind Mini Hydro 140 Other 9M05 9M06 9M05 9M06 Sales (M(euro)) EBIT (M(euro)) 195+29% 9M05 9M06 65+32% 9M05 9M06 (1) 100% of projects in which Endesa participates

LATIN AMERICA

SIEPAC: Central American Energy Integration


Guatemala
Honduras
El Salvador
Nicaragua
Costa Rica
Panama

30 bays in 16 substations
48 optic fibre OPGW cable

Country	KMS.
Guatemala	279
El Salvador	285
Honduras	376
Nicaragua	310
Costa Rica	477
Panama	140
Total	1,867

- Construction and maintenance of **regional transmission system interconnecting the electricity networks of the six countries,** known as SIEPAC. EPR is responsible for meeting this target
  - ENDESA, with a stake of 12.5% in EPR, and ISA (Colombia) are the only private partners. The other partners are the six Central American countries.
  - Investment: US$340M
  - Work started in July 2006
  - Estimated completion date: 3Q 2008
- **Creation of the Regional Electricity Market (REM)**, the 7th largest market, interlinked with the six existing national systems where qualified agents carry out international power trades in the region of Central America

56

LATIN AMERICA Advances in optimising ownership structure Etevensa -Edegel merger o Carried out in June 2006 Creation of Brazilian holding o Carried out October 2005 o IFC acquired stake (2.7%) in Endesa Brasil Chilectra -Elesur merger o Carried out in March 2006 Emgesa -Betania merger In progress o Planned for 2007 o More balanced generation mix: less exposure to volatile rainfall o Better financial structure

Structure of the disposal of the real estate assets in Palma de Mallorca

Phase 1: Endesa receives €240M



Neinver
100%
Endesa (Spain and Portugal)
Assets
€240 M
Neinver Bolonia S.L
Loan 190 M€
Bank

Fase 2: Endesa invests €27M

- Urbanisation development
- Sales to real estate promoters



Neinver
55%
Neinver Bolonia S.L
27 M€
45%
Endesa / Bolonia

Bolonia

Transaction closed in 3Q06

Terms of the deal:

- Price set for 100% of the Palma real estate assets was €240M
- Incorporation of Neinver Bolonia S.L.:
  - with €240M in assets
  - Leverage: €190M - non-recourse to shareholders
  - Endesa holds onto 45% for €27M of Neinver Bolonia S.L. to Neinver
  - Tag-along rights and 3-yr exit clause

58

FINANCIAL ANALYSIS Debt structure aligned with needs and business risk Currency hedging Interest rate hedging DebtCurrency (euro)M Interest rates Debt (euro)M 16,180 4,836 21,016 16,180 4,836 21.016 6% 4% 25% 13% 21% 100% 77% 54% Enersis Endesa excl. G. Enersis TOTAL Euro US$ Chilean peso Others Fixed rate Hedged Floating rate Endesa excl. G. Enersis TOTAL 52% 82% 59% 11% 9% 37% 16% 32% 2% 5959 o Currency risk is limited by denominating debt in the same currency in which cash flow is generated o The high percentage of interest rate hedging reduces volatility in financial expenses Enersis

FINANCIAL ANALYSIS ENDESA debt maturities excluding Enersis Balance of debt maturities: (euro)16,629M (1) 8,279 4,308 3,971 (euro)M Bonds Bank credit Promissory notes (2) 2,476 2,304 1,122 1,234 1,110 866 1,976 328 1,214 110615 397 940 294 10 1,204 500 4Q06 2007 2008 2009 2010 2011 + ENDESA's liquidity excluding Enersis is (euro)6,159M ((euro)403M in cash and (euro)5,756M in available credit lines) sufficient to cover debt falling due during the next 20 months (1) This gross balance differs from the total financial debt figure as it does not include transaction expenses pending accrual or the market value of derivatives which do not involve any outlay of cash. (2) Notes issued are backed by long-term credit lines and are renewed on a regular basis.

FINANCIAL ANALYSIS Enersis debt maturities Balance of debt maturities: (euro)5,667M (1) 2,528 2,019 509 Bonds Bank credit (euro)M 940 562 725 265 669 271 481 240 431 328 460 103 191 290 322 4Q06 2007 2008 2009 2010 2011 + ENDESA's liquidity excluding Enersis is (euro)1,317M ((euro)825M in cash and (euro)492M in undrawn syndicated loans), sufficient to cover debt falling due during the next 21 months (1) This gross balance differs from the total financial debt figure as it does not include transaction expenses pending accrual or the market value of derivatives which do not involve any outlay of cash.

Commitments to shareholders for the period GUIDANCE Commitments 2006 EBITDA target (euro)6,930M 2006 net income target (euro)2,900M 2009 EBITDA target (euro)8,330M 2009 net income target (euro)3,000M Dividend from ordinary activities (05-09) ~(euro)7,600M Dividend from disposals (05-09) ~(euro)2,300M Total shareholder remuneration (euro)9,900M <1.4x Leverage

Important information Investors are urged to read Endesa's Solicitation/Recommendation Statement on Schedule 14D -9 when it is registered with the US Securities and Exchange Commission (the "SEC"), as it will contain important information. The Solicitation/Recommendation Statement and other public filings made from time to time by Endesa with the SEC are available free of charge from the SEC's website at www.sec.gov and at Endesa's executive offices in Madrid. This presentation contains certain "forward-looking" statements regarding anticipated financial and operating results and statistics and other future events. These statements are not guarantees of future performance and they are subject to material risks, uncertainties, changes and other factors that may be beyond ENDESA's control or may be difficult to predict. Forward-looking statements include, but are not limited to, information regarding: estimated future earnings; anticipated increases in wind and CCGTs generation and market share; expected increases in demand for gas and gas sourcing; management strategy and goals; estimated cost reductions; tariffs and pricing structure; estimated capital expenditures and other investments; estimated asset disposals; estimated increases in capacity and output and changes in capacity mix; repowering of capacity and macroeconomic conditions. For example, the forecasts on gross operating income (EBITDA), net revenues and dividends for the first nine months of 2006 and gross operating income and dividends targets for 2004-2009 included in this presentation are forward-looking statements and are based on certain assumptions which may or may not prove correct. The main assumptions on which these expectations and targets are based are related to the regulatory setting, exchange rates, divestments, increases in production and installed capacity in markets where Endesa operates, increases in demand in these markets, assigning of production amongst different technologies, increases in costs associated with higher activity that do not exceed certain limits, electricity prices not below certain levels, the cost of CCGT plants, and the availability and cost of the gas, coal, fuel oil and emission rights necessary to run our business at the desired levels. The following important factors, in addition to those discussed elsewhere in this presentation, could cause actual financial and operating results and statistics to differ materially from those expressed in our forward-looking statements: Economic and Industry Conditions: significant adverse changes in the conditions of the industry, the general economy or our markets; the effect of the prevailing regulations or changes in them; tariff reductions; the impact of interest rate fluctuations; the impact of exchange rate fluctuations; natural disasters; the impact of more restrictive environmental regulations and the environmental risks inherent to our activity; potential liabilities relating to our nuclear facilities. Commercial or Transactional Factors: any delays in or failure to obtain necessary regulatory, antitrust and other approvals for our proposed acquisitions or asset disposals, or any conditions imposed in connection with such approvals; our ability to integrate acquired businesses successfully; the challenges inherent in diverting management's focus and resources from other strategic opportunities and from operational matters during the process of integrating acquired businesses; the outcome of any negotiations with partners and governments. Delays in or impossibility of obtaining regulatory authorisation, including that related to the environment, for the construction of new facilities, repowering or improvement of existing facilities; shortage of or changes in the price of equipment, material or labour; opposition of political or ethnic groups; adverse changes of a political or regulatory nature in the countries where we or our companies operate; adverse weather conditions, natural disasters, accidents or other unforeseen events, and the impossibility of obtaining financing at what we consider satisfactory interest rates. Governmental and Political Factors: political conditions in Latin America; changes in Spanish, European and foreign laws, regulations and taxes. Operating Factors: technical problems; changes in operating conditions and costs; capacity to execute cost-reduction plans; capacity to maintain a stable supply of coal, fuel and gas and the impact of the price fluctuations of coal, fuel and gas; acquisitions or restructuring; capacity to successfully execute a strategy of internationalisation and diversification. Competitive Factors: the actions of competitors; changes in competition and pricing environments; the entry of new competitors in our markets. Further details on the factors that may cause actual results and other developments to differ significantly from the expectations implied or explicitly contained in the presentation are given in the Risk Factors section of Form 20-F filed with the SEC and in the Registration Document of Endesa Stock filed with the CNMV. No assurance can be given that the forward-looking statements in this document will be realised. Except as may be required by applicable law, neither Endesa nor any of its affiliates intends to update these forward-looking statements.

25 October, 2006 9M 2006 results Endesa's greater value